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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            PLY GEM INDUSTRIES, INC.
                           (Name of Subject Company)

                            PLY GEM INDUSTRIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of Class of Securities)

                             CUSIP NO. 729416 10 7
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              JEFFREY S. SILVERMAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            PLY GEM INDUSTRIES, INC.
                                777 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 832-1550
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                With copies to:

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
           VICTOR I. LEWKOW, ESQ.                           CHARLES M. MODLIN, ESQ.
     CLEARY, GOTTLIEB, STEEN & HAMILTON                            EAB PLAZA
             ONE LIBERTY PLAZA               and             12TH FLOOR, WEST TOWER
          NEW YORK, NEW YORK 10006                         UNIONDALE, NEW YORK 11556
               (212) 225-2000                                    (516) 794-4600
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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") of Ply Gem Industries, Inc.,
a Delaware corporation (the "Company"), filed with the Securities and Exchange
Commission with respect to the tender offer made on July 29, 1997 by NTK Sub,
Inc., a Delaware corporation (the "Offeror"), and a wholly owned subsidiary of
Nortek, Inc., a Delaware corporation ("Nortek"), to purchase all outstanding shares of Common Stock.

     Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is amended as follows to correct the dates of the amendments to the agreements filed as Exhibits 7 and 8:

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
EXHIBIT NO.                                         DESCRIPTION
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
      7      --   Non-Compete and Termination Agreement, dated as of July 24, 1997, between
                  Nortek, the Company and Jeffrey S. Silverman, as amended on July 28, 1997.
      8      --   Termination and Release Agreement, dated as of July 24, 1997, between Nortek, the Company and Herbert P. Dooskin, as amended on July 28, 1997.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PLY GEM INDUSTRIES, INC.

                                          By:    /s/ HERBERT P. DOOSKIN
                                            ------------------------------------
                                                     Herbert P. Dooskin
                                                  Executive Vice President

Dated: July 31, 1997

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                                 EXHIBIT INDEX

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
                                                                                         SEQUENTIALLY
EXHIBIT                                                                                    NUMBERED
  NO.                                        DESCRIPTION                                     PAGE
-------       -------------------------------------------------------------------------  ------------
    1    --   Agreement and Plan of Merger, dated as of July 24, 1997, among the
              Company, Nortek and the Offeror. (corrected)+............................
    2    --   The Company's Proxy Statement on Schedule 14A, filed on April 11,
              1997. ...................................................................
    3    --   Letter to stockholders of the Company dated July 29, 1997.*..............
    4    --   Confidentiality Agreement, dated as of September 27, 1995, between the
              Company and Nortek, as amended and modified by letters dated June 18,
              1997, June 23, 1997 and July 17, 1997. ..................................
    5    --   Stock Purchase Agreement, dated as of July 24, 1997, between Nortek and the Company. ............................................................
    6    --   Registration Rights Agreement, dated as of July 24, 1997, between Nortek and the Company. ........................................................
    7    --   Non-Compete and Termination Agreement, dated as of July 24, 1997, between
              Nortek, the Company and Jeffrey S. Silverman, as amended on July 28,
              1997. ...................................................................
    8    --   Termination and Release Agreement, dated as of July 24, 1997, between
              Nortek, the Company and Herbert P. Dooskin, as amended on July 28,
              1997. ...................................................................
    9    --   Form of Indemnification Agreement between the Company and its directors. ..............................................................
   10    --   Opinion of Furman Selz LLC dated July 23, 1997.* ........................
   11    --   First Amended and Restated Stockholders Agreement, dated as of July 24,
              1997, among Atrium Acquisition Holdings Corp., Atrium/PG Acquisition
              Corp., Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin, the
              Company, Nortek and Offeror. ............................................
   12    --   Employment Agreement, dated June 17, 1997, between Paul H. Bogutsky and the Company, as amended on June 23, 1997. ...............................
   13    --   Employment Agreement, dated June 17, 1997, between J. Adam Lipsitz and the Company, as amended on June 23, 1997. ...............................
   14    --   Corporate Management Change in Control Resolution and Senior
              Subsidiary/Division Executives Change in Control Resolution. ............
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* Copy attached to, or enclosed with, copies of this Schedule mailed to stockholders.

+ Filed herewith.